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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               Pro Net Link Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74266F100
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                                 (CUSIP Number)

                                 August 20, 1999
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /          Rule 13d-1(b)

        / /          Rule 13d-1(c)

        /X/          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.         74266F100
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1.    Name of Reporting Person.

      Jean Pierre Collardeau
--------------------------------------------------------------------------------


2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [X]

      (b)  [ ]
--------------------------------------------------------------------------------


3.    SEC Use Only
--------------------------------------------------------------------------------


4.    Citizenship or Place of Organization            France
--------------------------------------------------------------------------------


Number of             5.  Sole Voting Power           -0-
Shares Bene-     ---------------------------------------------------------------
ficially
Owned by Each         6.  Shared Voting Power             17,662,920
Reporting        ---------------------------------------------------------------
Person With:
                      7.  Sole Dispositive Power      -0-
                 ---------------------------------------------------------------
                      8.  Shared Dispositive Power      17,662,920

--------------------------------------------------------------------------------


9. Aggregate Amount Beneficially Owned by the Reporting Person     11,662,920*

*Jean Pierre Collardeau disclaims beneficial ownership of 6,000,000 shares of Pro Net Link Corp. common stock owned by his wife, Evelyne Collardeau.

--------------------------------------------------------------------------------

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------

11. Percentage of Class Represented by Amount in Row (9) 23.2% of the outstanding shares of common stock

--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions)                IN

--------------------------------------------------------------------------------
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CUSIP No.  74266F100

--------------------------------------------------------------------------------


1.    Names of Reporting Persons.

      Evelyne Collardeau

--------------------------------------------------------------------------------


2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [X]

      (b)  [ ]

--------------------------------------------------------------------------------


3.    SEC Use Only
--------------------------------------------------------------------------------


4.    Citizenship or Place of Organization            France
--------------------------------------------------------------------------------


Number of             5.  Sole Voting Power           -0-
Shares Bene-     ---------------------------------------------------------------
ficially
Owned by Each         6.  Shared Voting Power             17,662,920
Reporting        ---------------------------------------------------------------
Person With:
                      7.  Sole Dispositive Power      -0-
                 ---------------------------------------------------------------

                      8.  Shared Dispositive Power     17,662,920

--------------------------------------------------------------------------------


9. Aggregate Amount Beneficially Owned by the Reporting Person       6,000,000*

*Evelyne Collardeau disclaims beneficial ownership of 11,662,920 shares of Pro Net Link Corp. common stock owned by her husband, Jean Pierre Collardeau.

--------------------------------------------------------------------------------

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)   [X]

--------------------------------------------------------------------------------

11. Percentage of Class Represented by Amount in Row (9) 11.9% of the outstanding shares of common stock.

--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions)                IN

--------------------------------------------------------------------------------
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ITEM 1(a).       NAME OF ISSUER:

                 The name of the issuer is Pro Net Link Corp. (the "Company").

ITEM 1(b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 The principal executive offices of the Company are located at 645 Fifth Avenue, Suite 303, New York, New York 10022.

ITEM 2(a).       NAME OF PERSON FILING:

                 This schedule 13G is being filed on behalf of Jean Pierre Collardeau ("Mr. Collardeau") and his wife, Evelyne Collardeau ("Ms. Collardeau").

ITEM 2(b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of the principal business office of Mr. Collardeau and Ms. Collardeau is 645 Fifth Avenue, Suite 303, New York, New York 10022.

ITEM 2(c).       CITIZENSHIP:

                 Mr. Collardeau and Ms. Collardeau are both citizens of France.

ITEM 2(d).       TITLE OF CLASS OF SECURITIES:

                 Common stock, par value $.001 per share ("Common Stock").

ITEM 2(e).       CUSIP NUMBER:

                 The CUSIP Number of the Common Stock is 74266F100.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: N/A

         (a) / /  Broker or dealer registered under Section 15 of the Exchange
                  Act.

         (b) / /  Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d) / / Investment Company registered under Section 8 of the Investment Company Act.

         (e) / /  An investment advisor in accordance with Rule
                  13d-1(b)(1)(ii)(E).

         (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

         (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

         (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act. (i) A church plan that is excluded from the definition of an investment company under
                  Section 3(c)(14) of the Investment Company Act.

         (j) / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  / /
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ITEM 4.          OWNERSHIP:

         As a group, Mr. Collardeau and Ms. Collardeau beneficially own 17,662,920 shares of Common Stock of the Company which equals 35.1% of the outstanding shares of Common Stock of the Company (based on 50,301,506 shares of Common Stock issued and outstanding as of November 30, 1999).

         Mr. Collardeau and Ms. Collardeau have shared power to vote, direct the vote, dispose or to direct the disposition of 17,662,920 shares of Common
Stock. Mr. Collardeau and Ms. Collardeau do not have sole voting power to accomplish such actions.*

*Mr. Collardeau disclaims beneficial ownership of 6,000,000 shares of Common Stock owned by Ms. Collardeau and Ms. Collardeau disclaims beneficial ownership of 11,662,920 share of Common Stock owned by Mr. Collardeau. As a result of such disclaimers, Mr. Collardeau asserts that he beneficially owns 23.2% of the Common Stock and Ms. Collardeau asserts that she beneficially owns 11.9% of the Common Stock.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                Not Applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

                Not Applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                The members of the group are Jean Pierre Collardeau and his wife, Evelyne Collardeau. As such, the filing requirement of an exhibit under this item is not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP:

                Not Applicable.

ITEM 10.        CERTIFICATIONS:

                Not Applicable.
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                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2000



                                          By:      /s/ JEAN PIERRE COLLARDEAU
                                                --------------------------------
                                          Name: Jean Pierre Collardeau



                                          By:      /s/ EVELYNE COLLARDEAU
                                                --------------------------------
                                          Name: Evelyne Collardeau